                                                                    Exhibit 4(b)

                      ACCESS WORLDWIDE COMMUNICATIONS, INC
                            2200 Clarendon Boulevard
                                   12th Floor
                           Arlington, Virginia 22201



                                 March 12, 1999




Abbingdon Venture Partners
 Limited Partnership-II
1018 West Ninth Avenue
King of Prussia, Pennsylvania 19406

Abbingdon Venture Partners
 Limited Partnership-III
1018 West Ninth Avenue
King of Prussia, Pennsylvania  19406

Ladies and Gentlemen:

          Reference is made to the Credit Agreement dated as of March 12, 1999 (the "Credit Agreement"), by and among Access Worldwide Communications, Inc., a Delaware corporation (the "Company"), the Subsidiaries of the Company party thereto, the lenders named therein and such other lenders as may become a party thereto (the "Lenders"), and NationsBank, N.A., as Agent. In addition, reference is made to the Certificate of Designation of Preferred Stock, Series 1998 of the Company filed with the Secretary of State of Delaware on February 10, 1998 (the "Certificate of Designation"), creating the series of preferred stock, $.01 par value, of the Company designated as the "Preferred Stock, Series 1998" (the "Preferred Stock"). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings accorded such terms in the Credit Agreement.
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                                      -2-



          You, the holders in the aggregate of 100% of the Preferred Stock, understand that your agreement to waive certain of your rights under the Certificate of Designation in connection with the redemption of your Preferred Stock is a condition to the extension of credit to the Company by the Lenders under the Credit Agreement. You agree to the following terms and conditions with respect to your rights of redemption of the Preferred Stock:

          1. Notwithstanding the provisions set forth in Section 4(a) of the Certificate of Designation, the Company agrees to repurchase an aggregate of $2.5 million of the Preferred Stock, on a pro rata basis, at the redemption price set forth in Section 4(a) of the Certificate of Designation, within five
(5) business days after the Closing Date.

          2. Notwithstanding the provisions set forth in Section (4)(a)(x) of the Certificate of Designation, in the event of a required redemption pursuant to such Section, you agree that 80% of the Net Proceeds of the additional capital stock issued by the Company shall be used to prepay the Term Loan and 20% of the Net Proceeds shall be used to redeem the Preferred Stock then outstanding on a pro rata basis, pursuant to the terms of Section 3.3(b) and
Section 8.9 of the Credit Agreement; provided, however, that such redemption of the Preferred Stock shall only be permitted if, at the time of such redemption,
(A) no Default or Event of Default exists under the Credit Agreement; and (B) the Consolidated Senior Leverage Ratio does not exceed 2.25 to 1.00, both (I) after giving effect to such redemption on a Pro Forma Basis; and (II) after giving effect thereto in the pro forma financial statements of the Company for the coming fiscal year based on the annual projections provided to the Agent by the Company pursuant to Section 7.1(b)(iii) of the Credit Agreement.
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                                      -3-

          3. Notwithstanding the provisions set forth in Section (4)(a)(z) of the Certificate of Designation, you agree that a redemption pursuant to such Section shall only be permitted if, at the time of such redemption, (A) no Default or Event of Default exists under the Credit Agreement and (B) the Consolidated Senior Leverage Ratio does not exceed 2.25 to 1.00, both (I) after giving effect to such redemption on a Pro Forma Basis and (II) after giving effect thereto in the pro forma financial statements of the Company for the coming fiscal year based on the annual projections provided to the Agent by the Company pursuant to Section 7.1(b)(iii) of the Credit Agreement. If at the time that the Preferred Stock would otherwise be redeemed pursuant to Section 4(a)(z) of the Certificate of Designation, the Company has failed to comply with the requirements set forth in the preceding sentence, such redemption may be made following the next quarter in which the Company is in compliance. For purposes of clause (B) above, the "Consolidated Senior Leverage Ratio" shall mean the ratio of (a) Consolidated Funded Debt minus Subordinated Debt to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters ending as of such day minus increases in working capital (as defined by GAAP) during such period.

                               *       *       *
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                                      -4-


          By signing this letter, you agree to by bound by all of the terms and conditions set forth herein and understand and agree that the terms and conditions hereof may not be amended without the written consent of all of the Lenders.



                              Very truly yours,

                              ACCESS WORLDWIDE COMMUNICATIONS, INC.


                              By:    /s/ Michael Dinkins
                                 -----------------------------------
                                         Michael Dinkins
                                     Senior Vice President
Accepted and Agreed To:

ABBINGDON VENTURE PARTNERS
 LIMITED PARTNERSHIP-II

By: ABBINGDON-II PARTNERS, its general partner


By:    /s/ Stephen F. Nagy
   -------------------------------
   Name:   Stephen F. Nagy
   Title:  General Partner



ABBINGDON VENTURE PARTNERS
 LIMITED PARTNERSHIP-III

By: ABBINGDON-II PARTNERS, its general partner


By:   /s/  Stephen F. Nagy
   -------------------------------
   Name:   Stephen F. Nagy
   Title:  General Partner